SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 13D

                                   ----------

                   Under the Securities Exchange Act of 1934


                             TEXFI INDUSTRIES, INC.
                                (Name of Issuer)


                          Common Stock, $1.00 par value
                         (Title of Class of Securities)


                                   882895 10 5
                                 (CUSIP Number)


                          William L. Remley, President
                             Chadbourne Corporation
                                  1430 Broadway
                                   Suite 1300
                            New York, New York 10018
                                 (212) 391-1392
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 October 2, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


Check  the following  box  if  a  fee  is  being  paid  with this Statement: [ ]




                          Exhibit Index is on page 10.

CUSIP No. 882895 10 5                    13D                  Page 2 of 28 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



       Chadbourne Corporation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



       Bahamas
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,977,700
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,977,700

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,977,700

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.6%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------

CUSIP No. 882895 10 5                    13D                  Page 3 of 28 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



       Halton House Ltd.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



       Bahamas
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,977,700
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,977,700

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,977,700

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.6%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------

CUSIP No. 882895 10 5                    13D                  Page 4 of 28 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



       The Halton Declaration of Trust
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



       Bahamas
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,977,700
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,977,700

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,977,700

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.6%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       00


--------------------------------------------------------------------------------

CUSIP No. 882895 10 5                    13D                  Page 5 of 28 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



       Bahamas Protectors, Ltd.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



       United States of America
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,977,700
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,977,700

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,977,700

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.6%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This Amendment No. 4, filed jointly by Chadbourne Corporation ("Chadbourne"), Halton House Ltd. ("Halton Ltd."), The Halton Declaration of Trust ("Halton Trust"), and Bahamas Protectors, Ltd. ("Bahamas Protectors"), amends and supplements the statement on Schedule 13D, as previously amended (this "Schedule"), filed jointly by Chadbourne, Halton Ltd., Halton Trust and Bahamas Protectors relating to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Texfi Industries, Inc. (the "Issuer"). Any capitalized term used without definition shall have the same meaning previously ascribed to it in this Schedule.


Item 2. Identity and Background.

     The principal office of Chadbourne is 1430 Broadway, Suite 1300, New York, New York 10018.


Item 3. Source and Amount of Funds or Other Consideration.

     The purchases of Common Stock by Chadbourne reported in Item 5(c) of this Amendment No. 4 have required the expenditure of approximately $125,000 from cash on hand and $599,000 from borrowed funds. Chadbourne has borrowed the funds expended in such purchases from Trinity Investment Corp. ("Trinity") pursuant to an arrangement, described in Item 6 of this Amendment No. 4, under which Trinity agreed to loan, in its discretion, up to $1 million to Chadbourne, the repayment of which is secured by securities held in a designated brokerage account of Chadbourne, including the shares of Common Stock purchased by Chadbourne with such funds.


Item 5. Interest in Securities of the Issuer.

     (a)-(b) As of the close of business on October 2, 1996, Chadbourne may be deemed to be the beneficial owner of 1,977,700 shares of Common Stock, including 600,000 shares underlying the Option. Such 1,977,700 shares constitute 22.6% of the shares of Common Stock outstanding (based on 8,740,000 shares of Common Stock reported to be outstanding as of October 2, 1996, in Bloomberg Business
News), as well as shares underlying the Option. Halton Ltd., by virtue of its ownership of Chadbourne, Halton Trust, by virtue of its ownership of Halton Ltd., and Bahamas Protectors, by virtue of its powers as protector of Halton Trust, each may be deemed to have the power to vote and dispose of the shares of Common Stock beneficially owned by Chadbourne.

     (c) Since August 23, 1996, Chadbourne effected purchases of Common Stock in open-market transactions, as follows:

            Date of trade        Shares acquired    Price per share*
            -------------        ---------------    ----------------

            8/23/96 -
                  8/28/96               70,600        $2.375
            9/3/96 -
                  9/12/96              111,200        $2.50 - $2.875

            9/16/96 -
                  9/24/96               45,000        $2.75 - $2.875

            9/26/96 -
                  10/2/96               40,600        $2.75 - $3.00

* Such prices are net of brokerage commissions.

     Except as provided in the foregoing table with respect to Chadbourne, none of the Reporting Persons have effected any transaction in the Common Stock within the 60 days preceding the date of this Amendment No. 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Trinity has agreed to loan up to $1 million, in its discretion to Chadbourne, pursuant to the terms of a Loan and Security Agreement dated as of August 1, 1996 by and between Trinity and Chadbourne, a copy of which is attached as Exhibit 4.1 hereto and incorporated by reference. Under such Loan and Security Agreement, an aggregate of approximately $599,000 has been advanced to Chadbourne to fund the purchases of Common Stock described in Item 5(c) of this Amendment No. 4. Under the terms of such Loan and Security Agreement, interest only is due on July 31 of each year and the balance of indebtedness is due July 31, 2002. Repayment by Chadbourne of such funds and interest thereon is secured by all securities held in a brokerage account of Chadbourne at Smith Barney, Inc., including all shares of Common Stock purchased by Chadbourne with such borrowed funds.

Item 7. Materials to be Filed as Exhibits.

Exhibit           Description
-------           -----------

  4.0             Joint filing agreement.


  4.1 Loan and Security Agreement dated as of August 1, 1996 by and between Trinity Investment Corp. and Chadbourne Corporation.

                                   SIGNATURES


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  October 3, 1996

                                    CHADBOURNE CORPORATION

                                    By:  William L. Remley, President


                                    HALTON HOUSE LTD.

                                    By: William L. Remley, President



                                    THE HALTON DECLARATION OF TRUST

                                    By: Bahamas Protectors, Ltd., as
                                          Protector of The Halton
                                          Declaration of Trust

                                  EXHIBIT INDEX


Exhibit           Description                                          Page
-------           -----------                                          ----

  4.0             Joint filing agreement.                               11

  4.1             Loan and Security Agreement dated as of
                  August 1, 1996 by and between Trinity
                  Investment Corp. and Chadbourne
                  Corporation.                                          12